SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BRAVOFLY LTD DISCONTINUES SCREENSCRAPING RYANAIR.COM
RYANAIR TO CANCEL ALL SCREENSCRAPER BOOKINGS

Ryanair, Europe's largest low fares airline today (
Tuesday,
5
th
 August
 2008
) announced
 that BravoFly Ltd
 (an Irish screenscraping price comparison website
)
 has confirmed that it has discontinued screenscraping the Ryanair.com website as part of legal proceedings filed against both it and its parent company BravoFly SA. This is the second recent success Ryanair has scored against screenscraping websites and follows Ryanair's successful injunction against V-tours to prevent them from screenscraping Ryanair's website in
Germany
.

Ryanair has a policy of preventing screenscrapers unlawfully accessing Ryanair's website, because in many cases these screenscrapers are engaged in some or all of the following unlawful/inappropriate behaviour:

  They are in breach of Ryanair's copyright rules.
  They are in breach of Ryanair.com's terms of use.
  They are levying unjustified and unnecessary handling charges (in some cases up to double the Ryanair fare) on Ryanair passengers.
  They don't provide passengers with Ryanair's accurate terms/conditions.
  They don't provide passengers with up to date flight or change information.
  They are delaying ordinary passengers' access to the Ryanair.com website.

Commenting on this latest success against screenscrapers, Ryanair's Howard Millar said:

"We welcome this latest success against screenscrapers, as we continue our campaign to eliminate this unlawful activity from the Ryanair website. Ryanair is pursuing legal actions in a number of European countries to bring an end to this unlawful and anti-consumer activity.

"Many of these screenscrapers do not provide consumers with any useful services, because consumers know that they will get the lowest fares only on Ryanair.com, thanks to Ryanair's lowest fare guarantee.

However
,
 in recent weeks genuine passengers using Ryanair's website have been suffering long processing times and slower access because of the huge volume of information being downloaded from our website by these screenscrapers all over Europe. In all cases this scraping activity is unlawful and in breach of both Ryanair.com's copyright and terms of use.

"We are determined to eliminate these illegal practices, particularly in cases where passengers are being misled by screenscrapers into paying higher fares, unjustified handling fees and hotel and car hire charges that are higher than they otherwise would be on Ryanair.com.

"Ryanair will next Monday (11
th
 Aug) introduce new procedures to cancel all passenger bookings made through screenscraping websites. We believe this is a quicker and more effective way of discouraging this unlawful activity and we hope that by getting rid of screenscrapers we will speed up passenger processing times on Ryanair.com, as well as ensuring that Ryanair passengers are not paying unnecessary handling charges or higher fares to screenscrapers. Ryanair is continuing to work with our software providers, Navitaire and Microsoft to proactively eliminate screenscraping of Ryanair's website. We hope this will ensure that genuine consumers can purchase Europe's guaranteed lowest air fares while enjoying rapid access and quicker processing times for their bookings on Ryanair.com
"
.

Ends.

                         Tuesday, 5
th
 August 2008

For further information:

Stephen McNamara
- Ryanair

    P
auline McAlester - Murray Consultants
Tel: 00 353 1 812 1598

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  05 August 2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director